# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nano-X Imaging Ltd., CIK 0001795251
CUSIP: M70700105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: OFER TECH PARK, 94 SHLOMO SHMELTZER ROAD, PETACH TIKVA, Israel (L3), 4970602
Date of event which requires filing of this statement: 11/12/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001463928

## Reporting persons
- YA II PN, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 8,638,180; sole dispositive power 0; shared dispositive power 8,638,180; aggregate amount beneficially owned 8,638,180 (9.9% of the class)
  Comment: Based on 86,468,270 ordinary shares, consisting of 78,747,008 ordinary shares outstanding as of November 12, 2026, plus an additional 7,721,262 ordinary shares that may be issued to YA II PN, Ltd. ("YA II") pursuant to the Standby Equity Distribution Agreement (the "Resale SEPA") for up to $40 million of ordinary shares, and the Standby Equity Distribution Agreement (the "Primary SEPA" and collectively with the Resale SEPA, the "SEPA") for up to $10 million of ordinary shares, each entered into on November 12, 2026 between YA II and Nano-X Imaging Ltd. (the "Issuer").
- YA Global Investments II (U.S.), LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 8,638,180; sole dispositive power 0; shared dispositive power 8,638,180; aggregate amount beneficially owned 8,638,180 (9.9% of the class)
  Comment: Based on 86,468,270 ordinary shares, consisting of 78,747,008 ordinary shares outstanding as of November 12, 2026, plus an additional 7,721,262 ordinary shares that may be issued to YA II PN, Ltd. ("YA II") pursuant to the Standby Equity Distribution Agreement (the "Resale SEPA") for up to $40 million of ordinary shares, and the Standby Equity Distribution Agreement (the "Primary SEPA" and collectively with the Resale SEPA, the "SEPA") for up to $10 million of ordinary shares, each entered into on November 12, 2026 between YA II and Nano-X Imaging Ltd. (the "Issuer").
- Yorkville Advisors Global, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 8,638,180; sole dispositive power 0; shared dispositive power 8,638,180; aggregate amount beneficially owned 8,638,180 (9.9% of the class)
  Comment: Based on 86,468,270 ordinary shares, consisting of 78,747,008 ordinary shares outstanding as of November 12, 2026, plus an additional 7,721,262 ordinary shares that may be issued to YA II PN, Ltd. ("YA II") pursuant to the Standby Equity Distribution Agreement (the "Resale SEPA") for up to $40 million of ordinary shares, and the Standby Equity Distribution Agreement (the "Primary SEPA" and collectively with the Resale SEPA, the "SEPA") for up to $10 million of ordinary shares, each entered into on November 12, 2026 between YA II and Nano-X Imaging Ltd. (the "Issuer").
- Yorkville Advisors Global II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 8,638,180; sole dispositive power 0; shared dispositive power 8,638,180; aggregate amount beneficially owned 8,638,180 (9.9% of the class)
  Comment: Based on 86,468,270 ordinary shares, consisting of 78,747,008 ordinary shares outstanding as of November 12, 2026, plus an additional 7,721,262 ordinary shares that may be issued to YA II PN, Ltd. ("YA II") pursuant to the Standby Equity Distribution Agreement (the "Resale SEPA") for up to $40 million of ordinary shares, and the Standby Equity Distribution Agreement (the "Primary SEPA" and collectively with the Resale SEPA, the "SEPA") for up to $10 million of ordinary shares, each entered into on November 12, 2026 between YA II and Nano-X Imaging Ltd. (the "Issuer").
- YAII GP, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 8,638,180; sole dispositive power 0; shared dispositive power 8,638,180; aggregate amount beneficially owned 8,638,180 (9.9% of the class)
  Comment: Based on 86,468,270 ordinary shares, consisting of 78,747,008 ordinary shares outstanding as of November 12, 2026, plus an additional 7,721,262 ordinary shares that may be issued to YA II PN, Ltd. ("YA II") pursuant to the Standby Equity Distribution Agreement (the "Resale SEPA") for up to $40 million of ordinary shares, and the Standby Equity Distribution Agreement (the "Primary SEPA" and collectively with the Resale SEPA, the "SEPA") for up to $10 million of ordinary shares, each entered into on November 12, 2026 between YA II and Nano-X Imaging Ltd. (the "Issuer").
- YAII GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 8,638,180; sole dispositive power 0; shared dispositive power 8,638,180; aggregate amount beneficially owned 8,638,180 (9.9% of the class)
  Comment: Based on 86,468,270 ordinary shares, consisting of 78,747,008 ordinary shares outstanding as of November 12, 2026, plus an additional 7,721,262 ordinary shares that may be issued to YA II PN, Ltd. ("YA II") pursuant to the Standby Equity Distribution Agreement (the "Resale SEPA") for up to $40 million of ordinary shares, and the Standby Equity Distribution Agreement (the "Primary SEPA" and collectively with the Resale SEPA, the "SEPA") for up to $10 million of ordinary shares, each entered into on November 12, 2026 between YA II and Nano-X Imaging Ltd. (the "Issuer").
- Mark Angelo: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); member of a group; sole voting power 0; shared voting power 8,638,180; sole dispositive power 0; shared dispositive power 8,638,180; aggregate amount beneficially owned 8,638,180 (9.9% of the class)
  Comment: Based on 86,468,270 ordinary shares, consisting of 78,747,008 ordinary shares outstanding as of November 12, 2026, plus an additional 7,721,262 ordinary shares that may be issued to YA II PN, Ltd. ("YA II") pursuant to the Standby Equity Distribution Agreement (the "Resale SEPA") for up to $40 million of ordinary shares, and the Standby Equity Distribution Agreement (the "Primary SEPA" and collectively with the Resale SEPA, the "SEPA") for up to $10 million of ordinary shares, each entered into on November 12, 2026 between YA II and Nano-X Imaging Ltd. (the "Issuer").

## Item 1. Issuer
Name of issuer: Nano-X Imaging Ltd.
Address of issuer's principal executive offices: OFER TECH PARK 94 SHLOMO SHMELTZER ROAD PETACH TIKVA, L3, 4970602

## Item 2. Person Filing
Name of person filing: YA II PN, Ltd.
Address of principal business office or, if none, residence: 1012 Springfield Ave., Mountainside, NJ 07092
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 8,638,180
Percent of class: 9.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,638,180
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,638,180

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
YA II PN, Ltd. ("YA II") entered into the Standby Equity Distribution Agreement (the "Resale SEPA") for up to $40 million of ordinary shares, and the Standby Equity Distribution Agreement (the "Primary SEPA" and collectively with the Resale SEPA, the "SEPA") for up to $10 million of ordinary shares, each entered into on November 12, 2026, between YA II and Nano-X Imaging Ltd. (the "Issuer"). Under the SEPA, the Issuer has the option to issue and sell up to $50 million of its ordinary shares to YA II, and YA II is obligated to purchase such shares, at a price and on the terms and subject to the conditions set forth in the SEPA. Under the SEPA, the Issuer is prohibited from issuing and selling shares to YA II to the extent that it would cause the aggregate number of ordinary shares then beneficially owned by YA II and its affiliates to exceed 9.99% of the then outstanding ordinary shares of the Issuer.

YA II is beneficially owned by YA Global Investments II (U.S.), LP (the "YA Feeder"). Yorkville Advisors Global, LP (the "YA Advisor") is the investment manager to YA II. Yorkville Advisors Global II, LLC (the "YA Advisor GP") is the general partner to the YA Advisor. YAII GP, LP (the "YA GP") is the general partner to the YA Feeder. YAII GP II, LLC (the "Yorkville GP") is the general partner to the YA GP. Mark Angelo makes the investment decisions on behalf of YA II. Accordingly, each of YA II, YA Feeder, the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of ordinary shares.

For purposes of this filing, each of the reporting persons is deemed an affiliate of each other reporting person.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- YA II PN, Ltd.: /s/ David Gonzalez, David Gonzalez, General Counsel (11/13/2026)
- YA Global Investments II (U.S.), LP: /s/ David Gonzalez, David Gonzalez, General Counsel (11/13/2026)
- Yorkville Advisors Global, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (11/13/2026)
- Yorkville Advisors Global II, LLC: /s/ David Gonzalez, David Gonzalez, General Counsel (11/13/2026)
- YAII GP, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (11/13/2026)
- YAII GP II, LLC: /s/ David Gonzalez, David Gonzalez, General Counsel (11/13/2026)
- Mark Angelo: /s/ Mark Angelo, Mark Angelo (11/13/2026)